

09055901

K9
3/11

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 9386

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01.01.2008__ AND ENDING __12.31.2008__

X

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: __Thompson Davis & Co. Inc.__

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__15 South 5th Street__

(No. and Street)

__Richmond__   __VA__   __23219__

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__J. Elaine Altizer__   __804 644 6381__

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Keiter Stephens Hurst Gary & Shreaves__

(Name – *if individual, state last, first, middle name*)

__4401 Dominion Blvd., Ste 300, Glen Allen VA 23060__

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



SEC
Mail Processing
Section

FEB 27 2009



Washington, DC
100

OATH OR AFFIRMATION

I, ___J Elaine Athzer___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Thompson Davis & Co. Inc.___ , as of ___12.31___ , 20__08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: _Certain joint accounts, custodian accounts, trusteed IRA accounts of shareholders or similar types of accounts which are classified as customer accounts in accordance with Rule 15c3-3(a)(i) of the Securities and Exchange Act of 1934._

_____
Signature

CFO
_____
Title

02/26/09
_____
Notary Public

Rebecca J. Schlimgen
NOTARY PUBLIC
Commonwealth of Virginia
Reg. # 7233132
My Commission Expires
October 31, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOMAS DAVIS & CO., INC.

Statement of Financial Condition and
Independent Auditors' Report on Internal Control
required by SEC Rule 17a-5

December 31, 2008



**KEITER, STEPHENS,
HURST, GARY & SHREAVES**
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

THOMPSON DAVIS & CO., INC.

Table of Contents



KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Thompson Davis & Co., Inc.
Richmond, Virginia

We have audited the accompanying statement of financial condition of Thompson Davis & Co., Inc. (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Thompson Davis & Co., Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States.

Keiter, Stephens, Hurst, Gary & Shreaves

January 30, 2009

Innsbrook Corporate Center
4401 Dominion Boulevard
Suite 300
Glen Allen, Virginia 23060

P.O. Box 32066
Richmond, Virginia 23294-2066
804 / 747-0000, FAX 804 / 747-3632
Internet: www.kshgs.com

THOMPSON DAVIS & CO., INC.

Statement of Financial Condition
December 31, 2008

<u>Assets</u>

Cash	$	345,327
Receivables from clearing broker		917,062
Securities owned, at market value		10,993
Property and equipment, net		183,286
Other assets		157,229
Total assets	$	1,613,897

<u>Liabilities and Stockholders' Equity</u>

Liabilities:		
Accounts payable	$	114,361
Accrued liabilities		166,769
Total liabilities		281,130
Stockholders' equity:		
Common stock, no par value, authorized 10,000 shares, issued and outstanding 1,000 shares		768,424
Retained earnings		564,343
Total stockholders' equity		1,332,767
Total liabilities and stockholders' equity	$	1,613,897

See accompanying notes to financial statement.

THOMPSON DAVIS & CO., INC.

Notes to Financial Statement

1. **Summary of Significant Accounting Policies:**

    Nature of Business: Thompson Davis & Co., Inc. (the "Company") was incorporated in the State of New York and is headquartered in Richmond, Virginia. The Company provides financial services to both retail and institutional clients nationwide. As a broker/dealer, the Company is subject to regulations of the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority (the "FINRA"). The Company is an Introducing Broker and forwards all transactions to a Clearing Broker on a fully disclosed basis.

    Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and other financial instruments (See Note 5). The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000. The Company regularly has funds in excess of $250,000.

    Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

    Cash: The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

    Fair Value of Financial Instruments: Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements ("SFAS 157"), which provides a framework for measuring fair value under Generally Accepted Accounting Principles, for all financial assets and liabilities measured at fair value on a recurring basis. The initial adoption of SFAS 157 did not have a material impact on the change in net assets and financial position of the Company. There are no material assets or liabilities recognized or disclosed at fair value for which the Company has not applied the provisions of SFAS 157.

    SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. SFAS 157 also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

THOMPSON DAVIS & CO., INC.

Notes to Financial Statements, Continued

1. **Summary of Significant Accounting Policies, Continued:**

    Fair Value of Financial Instruments, Continued:

    - Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as certain U.S. Treasury securities that are traded by dealers or brokers in active markets.

    - Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities

    - Level 3 – Valuation is determined using model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

    The fair value of the financial asset of the Company of $10,993 was classified as Level 1.

    Securities Owned: Securities transactions are recorded in the accounts on a trade date basis.

    All securities are classified as trading securities and are carried at fair market value as of December 31, 2008, as determined based on quoted market prices for identical assets (Level I in the fair value hierarchy). The resulting unrealized gains and losses are reflected in the results of operations. Realized gains and losses are computed using the specific identification method.

    Property and Equipment: Property and equipment is stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives ranging from 3 to 7 years.

    Commission Income: Gross commission income is recorded on a trade date basis.

    Income taxes: The Company has elected to be an S-Corporation. In lieu of corporate income taxes, the stockholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income.

4

2.   **Lease Commitments:**

The Company leased commercial office space in Richmond, Virginia through December 31, 2008.

In November 2008, the Company moved to commercial office space owned by a partnership comprised principally of the stockholders of the Company. As of December 31, 2008 terms of a long term lease had not been determined, but the Company will rent the facilities on a month to month basis until a lease is executed.

3.   **Net Capital Requirements:**

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2008, the Company had net capital of $991,477, which was $741,477 in excess of required minimum net capital of $250,000. The Company's net capital ratio was .28 to 1.

4.   **Employee Retirement Plan:**

The Company has an employee retirement plan under Section 401(k) of the Internal Revenue Code. The plan provides for salary reduction contributions by eligible participants, subject to certain limitations, and the Company matches 100% of the first 3% of deferred compensation and 50% of deferrals between 3% and 5% of compensation.

5.   **Financial Instruments with Off-Balance Sheet Risk:**

As a securities broker, the Company is engaged in buying and selling securities as agent for a diverse group of domestic corporations, institutional investors, individuals and as principal for its own account. The Company introduces these transactions for clearance to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or to reduce positions when necessary. The Company does not anticipate nonperformance by customers or counterparties in these situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

6.   **Property and Equipment:**

Property and equipment at year-end consisted of:

Furniture and equipment	$ 359,197
Leasehold improvements	51,620
At cost	410,817
Less accumulated depreciation and amortization	(227,531)
Net property and equipment	$ 183,286

7.   **Guarantees:**

As required or permitted under its Articles of Incorporation, the Company has certain obligations to indemnify its current officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however, the Company's insurance policies serve to limit its exposure.

8.   **Recent Accounting Pronouncement:**

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), an interpretation of FASB Statement No. 109 ("SFAS 109"). This interpretation clarifies the accounting for uncertainty in income taxes and details how companies should recognize, measure, present and disclose uncertain tax positions that have been or are expected to be taken. As such, financial statements will reflect or disclose expected future tax consequences of uncertain tax positions presuming the taxing authorities' full knowledge of the position and all relevant facts. The Company has elected to defer the adoption of FIN 48 until its fiscal year ending December 31, 2009, pending additional clarification of FIN 48's applicability to pass-through entities such as the Company. In instances where the Company has taken or expects to take a tax position in its tax returns and the Company believes that it is more likely than not than such tax position will be upheld by the relevant tax authorities, the Company has not disclosed such tax position in the financial statements. Management has evaluated the impact of FIN 48 and does not expect it to have a material impact on the Company's financial condition, results of operations or income tax disclosure practices.

KEITER, STEPHENS, HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors and Stockholders
Thompson Davis & Co., Inc.
Richmond, Virginia

In planning and performing our audit of the financial statements of Thompson Davis & Co., Inc. ("the Company"), as of December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Innsbrook Corporate Center
4401 Dominion Boulevard
Suite 300
Glen Allen, Virginia 23060

P.O. Box 32066
Richmond, Virginia 23294-2066
804 / 747-0000, FAX 804 / 747-3632
Internet: www.kshgs.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keiter, Stephens, Hurst, Gary & Shreaves

January 30, 2009